

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Bibb Lamar, Jr.
President and CEO
BancTrust Financial Group, Inc.
100 Saint Joseph Street
Mobile, AL 36602

**Re: BancTrust Financial Group, Inc.
            Form 10-K
            Filed March 17, 2010
            File No. 000-15423**

**Form 10-Qs
Filed May 11, 2010 and August 10, 2010
File No. 000-15423**

Dear Mr. Lamar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Item 1. Business, page 5

1. In future filings include a discussion of your market area that includes material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in your market area.

2. In future filings disclose here or in your MD&A the risks inherent in your various loan types, noting which are higher risk.

<u>Item 13. Certain Relationships and Related Transactions, page 108</u>

1. In future filings, revise the disclosure on page 4 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for <u>comparable loans with persons not related to the lender</u>. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551 3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief
Office of Financial Services